SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on October 14, 2015, drawn up in summary form

1.  Date, time and venue: On October 14, 2015, starting at 9:00 am, at the headquarters of Labatt, located at Queen’s Quay Terminal 207, Suite 299, P.O. 133, Toronto – ON, Canada.

2.  Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messrs. Victorio Carlos De Marchi, co-chairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa, representing the majority members of the Board of Directors.

3.  Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.  Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.                 Debentures.

4.1.1.       To rectify the resolutions made pursuant to items 4.3.2. (ix) and (xviii) in the Meeting of the Company’s Board of Directors, held on August 28, 2015 (“RCA”), to change the maturity and payment date of the remuneration for the Debentures under the first (1st) issuance of Non-Convertible Debentures, in a Single Series, Unsecured, Subject to Public Offering with Restricted Placement Efforts, issued by the Company, whereby said items will come into effect with the wording below. All undefined terms used herein in capital letters will have the meaning ascribed thereto in the minutes of the RCA.

“4.3.2. To approve the following main characteristics, terms and conditions for the Restricted Offering, Issuance and the Debentures:

(...)

(ix) Term and Maturity Date: Debentures will mature up to ninety-six (96) months from the Issuance Date (“Maturity Date”), except in cases of early redemption, optional acquisition and in case of an Early Maturity Events (as defined below) provided for in the Indenture. The effective Maturity Date will be established in the Indenture, as amended;

(...)

 (xviii) Payment of Remuneration: the Remuneration will be paid annually or semi-annually, with the first payment due one (1) year or six (6) months as from Issuance Date, as the case may be, and the last payment on the Maturity Date or on a date established in the Indenture, in case of declaration of early maturity. The Remuneration payment date will be established in the Indenture, as amended;"

4.1.2.       To ratify all other resolutions taken at the RCA, as well as all acts already performed by the Company in conformity with the resolutions above and those contained in the RCA.

4.1.3.       To authorize  the Company’s executive board to (i) negotiate and define the final terms and conditions of the Issuance documents, including without limitation the maturity term of the Debentures and the term for payment of the Debenture Remuneration; and (ii) negotiate and perform all acts needed to carry out the resolutions detailed herein and perform all acts needed for completion of the Issuance and Restricted Offer, including without limitation, any amendments to documents already entered into.

5.  Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

Toronto, October 14, 2015.

/s/Victorio Carlos De Marchi	/s/Marcel Herrmann Telles
/s/Roberto Moses Thompson Motta	/s/Vicente Falconi Campos
/s/Paulo Alberto Lemann	/s/Antonio Carlos Augusto Ribeiro Bonchristiano
/s/Marcos de Barros Lisboa	/s/Pedro de Abreu Mariani Secretary

The securities mentioned herein will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer
Date: October 15, 2015